May 10, 2006

Via U.S. Mail

John R. Desjardins				Jonathan Duskin
Executive Vice President and 		Prentice Capital Management, LP
	Chief Financial Officer		623 Fifth Avenue
Whitehall Jewellers, Inc. 			32nd Floor
155 N. Wacker Drive, Suite 500 		New York, New York  10022
Chicago, IL  60606

RE: 	Whitehall Jewellers, Inc.
	Schedule 13E-3 filed April 21, 2006
	Schedule 14A filed April 21, 2006
	File No. 005-46037

Dear Messrs. Desjardins and Duskin:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A
1. Throughout this discussion we note that the Company repeatedly indicates that it "has no knowledge that the statements [in various sections of the proxy statement] are untrue or incomplete, but the Company has not verified the accuracy or completeness of such information." While you may include appropriate language about the limits on the reliability of the information, you may not disclaim responsibility for its accuracy. Further, please consider consolidating these statements into one statement as the multiple appearances of this statement seem duplicative.

Letter to Stockholders
2. Where you refer to the percentage of ownership of shares of common stock held by the Investors, please quantify the amount of shares to which you make reference. Here or on page i, please also quantify the amount of voting power, in the form of Common Shares and Class B Shares, necessary to adopt the Merger Agreement.

Summary Term Sheet, page i
3. In an appropriate place in this discussion, please revise to briefly provide the fairness determination made by the Purchasers. Cautionary Statement Concerning Forward-Looking Information, page 3
4. We note your reference to Section 27A of the Private Securities Litigation Reform Act of 1995. We remind you that the safe harbor protections for forward-looking statements contained in the federal securities laws do not apply to statements made in connection with a going private transaction. See Section 27A(b)(1)(E) of the Securities
Act of 1933 and Regulation M-A telephone interpretation M.2 available at www.sec.gov in the July 2001 Supplement to the Division of Corporation Finance`s Manual of Publicly Available Telephone Interpretations. Please remove this reference.
The Special Meeting, page 4
5. Please note that all of the information required by Item 7, 8 and 9 of Schedule 13E-3 (Items 1013, 1014 and 1015 of Regulation M-A) must appear in a "Special Factors" section in the front of the proxy statement. See Rule 13e-3(e)(1)(ii). Consider moving the information that appears under this header and "The Parties" after your discussion of Items 7, 8 and 9 of Schedule 13E-3.
The Merger and Related Transactions, page 7
6. Please revise to ensure that you have provided a discussion of the effects of the merger, which should address the benefits and detriments to each group quantified to the extent possible, pursuant to Item 1013(d) of Regulation M-A.

	Reasons for the Board of Directors` Recommendation; Factors
Considered, page 32
7. We note your indication that the Board of Directors did not conduct its own going concern analysis nor did it adopt the analysis of Duff &
Phelps. Please revise to discuss why as that fact may be important for shareholders in assessing the transaction and the company`s fairness determination. See Exchange Act Release 17719 (April 13,
1981).
8. On page 9, you state that the Merger is not structured so that approval of at least a majority of unaffiliated security holders is required. In an appropriate place in this discussion, please advise us as to how the Board was able to determine that the going private transaction is fair absent this safeguard. This comment also applies to the fairness determination of the Purchaser Group.
	Position of the Purchaser Group as to the Fairness of the Merger, page 41
9. We note your disclosure on pages 42 and 43 indicating that the Purchaser Group "believes that the Offer and the Merger are both substantively and procedurally fair to the stockholders of Whitehall."
Please revise your fairness determination to indicate that the going private transaction or, in this case, the merger is fair to unaffiliated stockholders, as opposed to not making any distinction as to which group the fairness determination is being rendered or referring to the "public" stockholders.
10. You mention that the Purchaser Group did not believe that it was necessary to retain their own fairness advisor "given the Investors` expertise and experience in the industry." Considering a fairness advisor would provide an assessment as to the fairness of the transaction without any conflicts of interest, elaborate upon this disclosure to explain why you believe that the transaction is procedurally fair without this protection.

Source and Amount of Funds, page 51
11. It appears that Purchaser`s financing for the purchase of Whitehall is not assured, considering it is necessary to make a capital contribution from Prentice and Holtzman. If financing is not assured, you are required to include the information required by Item
14(c)(1) of Schedule 14A in this filing for Purchaser, including the required financial statements. See Instruction 2 to Item 14 of
Schedule 14A.   Please revise or advise.

Appraisal Rights, page 52
12. Please revise to specifically indicate whether a security holder`s failure to vote against a proposal will constitute a waiver of his appraisal or similar rights and whether a vote against a proposal will be deemed to satisfy any notice requirements under State law. See
Item 3 of Schedule 14A.


Closing Comments
	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement acknowledging that:

* the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.
      If you have any questions regarding our comments, please do not hesitate to contact me at (202) 551-3264. You may also reach me by facsimile at (202) 772-9203.

Sincerely,


Mara L. Ransom
      Special Counsel
      Office of Mergers and Acquisitions

cc via facsimile:

(212) 593-5955				(212) 839-5599
Marc Weingarten, Esq.			Lori Anne Czepiel, Esq.
Robert Goldstein, Esq.  			Gabriel Saltarelli, Esq.
Schulte Roth & Zabel LLP			Sidley Austin LLP
Whitehall Jewellers, Inc.
May 10, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

         DIVISION OF
CORPORATION FINANCE